Mail Stop 3561


								July 22, 2005


Daniel S. Laikin
Chief Executive Officer
10850 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90024

Re:	National Lampoon, Inc.
 	Amendment No. 3 to Registration Statement on Form SB-2
	Filed on July 5, 2005
 	File No. 333-123238

Dear Mr. Laikin:

      We have reviewed your filing, except for the financial statements, and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis, page 33
National Lampoon Networks, page 33

1. Please file Springboard`s expert consent with your next amendment.




Results of Operations, page 37
Nine months ended April 30, 2005 as compared..., page 37

2. Revise this section to disclose the reasons for the significant increases in revenues among your four business segments. In addition to disclosing the amounts by which revenues increased in the different segments, you should disclose also why those revenues increased. Similarly, please analyze the significant expense increases for each of the four business segments.

Underwriting, page 77

3. Please disclose here the business experience of, and the material relationships you have with, Merriman Curhan. To the extent necessary, do the same for The Shemano Group. Refer to Item 508 of
Regulation S-B.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Mathew C. Bazley at (202) 551-3382, or me, at
(202) 551-3750 with questions.

Sincerely,


									Max A. Webb
									Assistant Director


cc:	Via Facsimile: (310) 208-1154
      Mary Ann Sapone
      Richardson & Patel LLP
      10900 Wilshire Boulevard, Suite 500
      Los Angeles, CA 90024

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National Lampoon, Inc.
July 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561
   DIVISION OF
CORPORATION FINANCE